Balaton Power Inc.
Suite 206, 20257 54th Avenue
Langley, British Columbia V3A 3W2

Phone: 604.533-5075	Fax: 604.533-5065

For Immediate Release

BALATON ANNOUNCES PRIVATE PLACEMENT
AND CONVERTIBLE LOAN AGREEMENT

Langley, B.C., July 29, 2010 – BALATON POWER INC. (OTCBB:BPWRF ) (“Balaton” or the “Company”). The Company announces that it intends to undertake a non-brokered private placement of up to 11 million units at the price of $0.03 per unit for an aggregate gross proceeds of $330,000 (the “Offering”). Each unit of the Offering will consist of one common share of the Company and one common share purchase warrants of the Company. Each warrant will entitle the holder thereof to purchase one common share of the Company at the exercise price of $0.04 for a period of one year after the closing date of the Offering. Up to 5.5 million of the unit shares will be designated as flow-through shares (the “Flow Through Shares”) for the purposes of the Income Tax Act (Canada), at a price of $0.3 per Flow Through Share. The Company may pay a finder’s fee on funds raised from certain subscribers. The proceeds of the Offering will be used for working capital. The completion of the Offering is subject to the execution of definitive documentation with investors.

Insiders of the Company are participating in the private placement. Closing of the private placement is subject to the completion of subscription agreements with the investors.

All securities issued in connection with the private placement will be subject to a minimum four month hold period. The funds from the private placements will be used for exploration and development of the Voisey’s Bay West Property in Labrador.

The Company is further pleased to announce that it has arranged a convertible loan in the amount of $90,000 for a term of 24 months. The loan will bear simple interest of 10%, payable upon the earlier of maturity or conversion. Upon prior notice to the Company, the loan is convertible into units of the Company at a deemed price of $0.03 per unit, each unit consisting of one common share and one common share purchase warrant entitling the holder to acquire an additional common shares at $0.04 per share, exercisable for a period expiring one year from the conversion date of the loan.

All figures in this announcement are represented in US Dollars.

BALATON POWER INC.

“Michael Rosa”

Michael Rosa
Director, President and Chief Executive Officer